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                            March 31, 2023

       Marc P. Levy
       Partner
       Luse Gorman, PC
       5335 Wisconsin Avenue, NW
       Suite 780
       Washington, DC 20015

                                                        Re: Blue Foundry
Bancorp
                                                            PREC14A filed March
28, 2023
                                                            File No. 001-40619

       Dear Marc P. Levy:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PREC14A filed March 28, 2023

       Questions and Answers about the Annual Meeting, page 1

   1. The telephone number given for Alliance Advisors on page 6 (and elsewhere) seems to be outdated. Please
revise, or advise.
   2. On page 7, we note the following question: "What is an under vote and over vote and how does each impact
the universal proxy card?" The related answer does not appear fully responsive to the
question, though fully responsive disclosure is included in
                                                        subsequent answers.
Accordingly, please delete the initial question-and-answer so as to avoid confusion and
duplicative disclosure, or advise.
   3.                                                   The following
disclosure appears on page 7: "To the extent an under vote (e.g., voting
                                                        FOR with respect to
fewer than two nominees on Proposal 1) occurs on a record holder   s
                                                        WHITE proxy card, your
shares will only be voted FOR those nominees you have so
                                                        marked and any
remaining votes on Proposal 1 will not be voted." To avoid potentially
 Marc P. Levy
Luse Gorman, PC
March 31, 2023
Page 2
         confusing shareholders, please replace "those nominees" with "the nominee" or "that nominee," or advise. Please do the same on the proxy card.
4.       We note the following disclosure at the bottom of page 7: "If the
Seidman Group
         withdraws or abandons its solicitation or fails to comply with the New Rules, any votes
         cast in favor of the Seidman Group   s nominee will be disregarded and
not be counted,
         whether such vote is provided on the Company   s WHITE proxy card or
the Seidman
         Group   s blue proxy card. Under these circumstances, your proxy will be voted FOR all
         two of the Company   s nominees." With respect to the final sentence,
please provide a
         legal analysis supporting the validity of treating proxy cards in such manner.
         Alternatively, delete the sentence.
Proposals and Nominations, page 49

5.       In this section, please disclose the deadline required by Rule
14a-5(e)(4).
General

6. On the proxy card, please present the Nominees Opposed by the Company in alphabetical order by last name. See Rule 14a-19(e)(4).

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to David Plattner, at 202-551-8094, or Christina Chalk, at
202-551-3263.



FirstName LastNameMarc P. Levy                                 Sincerely,
Comapany NameLuse Gorman, PC
                                                               Division of
Corporation Finance
March 31, 2023 Page 2                                          Office of
Mergers and Acquisitions
FirstName LastName